CENA

Profit and Loss

January - December 2023

	TOTAL
Income	
CHOWNOW	564.73
DOORDASH	1,965.20
GRUBHUB	119,182.91
Sales	34,135.53
SQUARE	796,921.24
UBER EATS	6,361.33
Total Income	**$959,130.94**
Cost of Goods Sold	
Delivery Services	23,917.63
FOOD COGS	
DON LUIS	79,970.48
JETRO	10,316.74
OTHERS food	52,467.27
SUNSET MEAT CORP	34,419.05
SYSCO	27,057.59
Total FOOD COGS	**204,231.13**
LIQUOR COGS	
BEER	9,383.67
WINES	3,559.39
Total LIQUOR COGS	**12,943.06**
SUPPLIES & MATERIALS - COGS	
AJ DELI RESTAURANT SUPPLIES	9,819.00
ARROW	1,199.67
Restaurant Supplies	7,724.26
SODA POP SUPPLIES	317.44
Total SUPPLIES & MATERIALS - COGS	**19,060.37**
Total Cost of Goods Sold	**$260,152.19**
GROSS PROFIT	**$698,978.75**
Expenses	
Advertising & Marketing	7,426.71
Bank Charges & Fees	357.98
Cable and Internet	791.42
Car & Truck	3,942.90
Contractors	16,127.17
Dues and Subscription	582.90
Guaranteed Payments	
Luisenny C GP	101,470.00
Total Guaranteed Payments	**101,470.00**
Insurance	35,176.00
Interest Paid	31,266.30

	TOTAL
Legal & Professional Services	
ACCOUNTING	33,068.97
Quickbooks Training	150.00
Total Legal & Professional Services	**33,218.97**
Merchant Account Fees	26,460.18
Office Supplies	6,192.52
Payroll Expenses	
Payroll Salaries & Wages	352,995.72
Payroll Taxes	0.00
Fica	27,004.20
Futa	497.88
Suta	4,605.67
Total Payroll Taxes	**32,107.75**
Total Payroll Expenses	**385,103.47**
Payroll Processing Fees	2,478.22
Rent & Lease	92,860.18
Repairs & Maintenance	9,687.13
Sales Tax DTF	37,726.49
Taxes & Licenses	17,702.03
Telephone Expense	1,087.66
Utilities	
CONEDISON	20,935.23
NATIONAL GRID	3,781.17
Total Utilities	**24,716.40**
Web & Software	1,802.20
Total Expenses	**$836,176.83**
NET OPERATING INCOME	**$ -137,198.08**
Other Income	
ERC income	204,757.35
Total Other Income	**$204,757.35**
NET OTHER INCOME	**$204,757.35**
NET INCOME	**$67,559.27**

CENA

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CITIBANK Checking (0157)	1,078.48
CITIBANK SAVING	0.00
Savings	0.00
Total Bank Accounts	**$1,078.48**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Employee Loans/Advances	100.00
ERC Receivable	37,604.00
Inventory Asset	5,000.00
Return Check	0.00
Total Other Current Assets	**$42,704.00**
Total Current Assets	**$43,782.48**
Fixed Assets	
Fixed Assets	30,094.00
Accumulated Depreciation	-30,094.00
Total Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Security Deposit	11,000.00
Total Other Assets	**$11,000.00**
TOTAL ASSETS	**$54,782.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card	5,445.66

	TOTAL
Total Credit Cards	**$5,445.66**
Other Current Liabilities	
CANTINA	-144,360.85
CITIBANK 2023	76,977.96
Loan Payable	0.00
Loan Payable SQUARE 2	0.00
Loan SQUARE 3	0.00
Loan SQUARE 4	49,841.07
Loan to/from Partners	-128,032.33
Payroll Liabilities	0.00
Sales Tax Payable	2,171.79
SBAD Loan 2021	127,269.90
Total Other Current Liabilities	**$ -16,132.46**
Total Current Liabilities	**$ -10,686.80**
Total Liabilities	**$ -10,686.80**
Equity	
CitiBank 2020	0.00
Opening Balance Equity	0.00
Partner Distributions	0.00
Partner's Equity - AW	47,710.00
Partner's Distributions - AW	-50,000.00
Total Partner's Equity - AW	**-2,290.00**
Partner's Equity - LC	112,000.00
Partner's Distributions - LC	-100,000.00
Total Partner's Equity - LC	**12,000.00**
Partner's Equity - OR	-1,799.99
Partner Distributions - OR	-10,000.00
Total Partner's Equity - OR	**-11,799.99**
Retained Earnings	0.00
Net Income	67,559.27
Total Equity	**$65,469.28**
TOTAL LIABILITIES AND EQUITY	**$54,782.48**

CENA

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	494,196.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to/from CANTINA	-91,566.50
Accounts Payable (A/P)	-1,306.50
Credit Card	-33,186.69
CANTINA	-41,762.17
CITIBANK 2023	90,000.00
Loan to/from Partners	-1,340.25
NET Payroll Liability	-302,916.85
Payroll Liabilities	-54,018.23
SBAD Loan 2021	-23,921.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-460,019.11**
Net cash provided by operating activities	**$34,176.97**
INVESTING ACTIVITIES	
Fixed Assets	0.00
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
Owner's Investment	13,800.00
Net cash provided by financing activities	**$13,800.00**
NET CASH INCREASE FOR PERIOD	**$47,976.97**
Cash at beginning of period	21,321.17
CASH AT END OF PERIOD	**$69,298.14**